Exhibit 99.1

Pembina Pipeline Corporation Appoints New Board Member

CALGARY, Oct. 7, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced today that Ms. Anne-Marie Ainsworth has been appointed to the Board of Directors effective October 7, 2014.

Ms. Ainsworth has served as President and Chief Executive Officer and a member of the board of directors of the general partner of Oiltanking Partners, L.P., a Houston, Texas-based company engaged in terminalling, storing and transporting crude oil, refined petroleum products and liquefied petroleum gas. She currently serves as a member of the board of directors of Seventy Seven Energy Inc., an Oklahoma-based company that provides a wide range of wellsite services and equipment to U.S. land-based exploration and production customers operating in unconventional resource plays. Ms. Ainsworth has extensive management experience in leadership positions across the midstream and downstream industry. She holds a Master's degree in Business Administration from Rice University and a Bachelor's degree in Chemical Engineering from the University of Toledo.

"We are very excited to have Ms. Ainsworth join our team of directors," said Randy Findlay, Pembina's Chairman of the Board. "She has a solid track record of midstream and downstream operations experience and a proven ability to bring about positive changes for the companies where she has worked. I believe Pembina and its shareholders will benefit from Ms. Ainsworth's leadership qualities, broad management expertise and her intimate understanding of the energy industry and markets dynamics."

Ms. Ainsworth's appointment includes serving on the Audit Committee and the Health, Safety and Environment Committee. Committee charters and Ms. Ainsworth's full biography can be found at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Ms. Ainsworth, age 57, has served as President and Chief Executive Officer and a member of the board of directors of the general partner of Oiltanking Partners, L.P. and as President and Chief Executive Officer of Oiltanking Holding Americas, Inc. since November 2012. Ms. Ainsworth previously held the position of Senior Vice President of Refining of Sunoco, Inc. from November 2009 until March 2012. Prior to joining Sunoco, Ms. Ainsworth was employed by Motiva Enterprises, LLC, where she was the General Manager of the Motiva Norco Refinery in Norco, Louisiana from November 2006 to October 2009. From December 2003 to November 2006, Ms. Ainsworth was Director of Management Systems & Process Safety at Shell Oil Products U.S., and from September 2000 to December 2003, she was Vice President of Technical Assurance at Shell Deer Park Refining Company. Ms. Ainsworth holds a Master's degree in Business Administration from Rice University, where she served as an adjunct professor from October 2000 to October 2009, and a Bachelor of Science degree in Chemical Engineering.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 16:15e 07-OCT-14